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                                 [MW LETTERHEAD]


December 19, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Kathleen Collins
             Accounting Branch Chief

Re:   SPSS Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005 and amended on April 22, 2005
      File No. 000-22194

Dear Ms. Collins:

On behalf of our client, SPSS Inc. ("SPSS" or the "Company"), set forth below are the Company's responses to the questions and comments contained in the letter (the "Comment Letter"), dated December 13, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Comment Letter relates to the Company's Annual Report on Form 10-K filed with the Commission on March 16, 2005, for the Fiscal Year Ended December 31, 2004 (the "2004 Form 10-K"). The paragraph number below corresponds to the numbered paragraph in the Comment Letter. For your convenience, prior to our response, we have duplicated the exact text of the question or comment from the Comment Letter to which it relates.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE (7) ACQUISITIONS AND DIVESTITURES

DIVESTITURES, PAGE 59

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENTS. TELL US HOW YOU DETERMINED THAT THE GAIN ON SALE FROM THE SIGMA-SERIES BUSINESS SHOULD BE RECOGNIZED AT THE TIME YOU ENTERED THE ARRANGEMENT WITH SYSTAT AND THAT THIS TRANSACTION RESULTED IN THE CULMINATION OF THE EARNINGS PROCESS. SPECIFICALLY ADDRESS THE THREE YEAR DISTRIBUTION RIGHTS AND LICENSE ARRANGEMENT THAT WAS PART OF THE DIVESTITURE AND AS NOTED IN YOUR RESPONSE, YOUR SIGNIFICANT CONTINUING INVOLVEMENT, SUCH AS YOUR LEGAL OBLIGATION TO PROVIDE MAINTENANCE AND YOUR LEGAL LIABILITY AS IT RELATES TO THIRD PARTY PRODUCTS EMBEDDED IN THE SIGMA-SERIES PRODUCT LINE. ALSO, EXPLAIN THE CIRCUMSTANCES, IF ANY, THAT WOULD RESULT IN A RETURN OF ALL OR A PORTION OF THE $13 MILLION ARRANGEMENT FEE FROM SYSTAT. IN YOUR RESPONSE REFERENCE THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR ACCOUNTING.

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     RESPONSE: SPSS determined that the gain on sale from the Sigma-Series business should be recognized at the time (November 5, 2003) that SPSS entered into the Software Distribution and Asset Purchase Agreement (the "Agreement") with Systat Software, Inc. ("Systat"). SPSS made this determination because this was the date that this transaction resulted in the culmination of the earnings process. SPSS made this determination in accordance with SFAS 144 and Statement of Financial Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (SFAC No. 5). SPSS also considered the SEC Staff Accounting Bulletin:
     Codification of Staff Accounting Bulletin Topic 5(E), Accounting for Divestiture of a Subsidiary or Other Business Operation. In particular, Paragraph 83 of SFAC No. 5 provides the following:

          "Revenues and gains of an enterprise during a period are generally measured by the exchange of values of the assets (goods or services) or liabilities involved, and recognition involves consideration of two factors (a) being realized or realizable and (b) being earned...

          a. Realized or realizable. Revenues and gains are not recognized until realized or realizable. Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash....

          b. Earned. Revenues are not recognized until earned. An entity's revenue-earning activities involve delivering or producing goods, rendering service, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues...."

     SPSS believes that both of the above-listed gain recognition criteria were satisfied at the date SPSS entered into the Agreement with Systat.

     Realizability Criteria Factor

     The realizability criteria factor was satisfied because the Agreement clearly established cash to be exchanged upon the consummation of the transaction. In connection with the execution of the Agreement, SPSS received $9 million, or 69%, of the $13 million owed thereunder. The Agreement provided that SPSS would receive an additional $2 million of the $13 million payments in February 2004 and an additional $1 million of the $13 million payments in December 2004. As such, SPSS correctly anticipated that within the first two months after the date of the Agreement, SPSS would receive $11 million, or 85%, of the $13 million owed and within 12 months after the date of the Agreement, SPSS would receive $12 million, or 92%, of the $13 million owed. With respect to remaining $1 million due in December 2005, SPSS deferred gain recognition until the date received (currently anticipated in December 2005). SPSS deferred gain recognition on this amount due to uncertainty of collection as the amount was scheduled for payment more than two years after the date of the Agreement. This treatment is consistent with paragraph 84(g) of SFAC No. 5 which provides the following:


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               "If collectibility of assets received for product, services, or other assets is doubtful, revenues and gains may be recognized on the basis of cash received."

     Earned Criteria Factor

     The earned criteria factor was deemed to be satisfied at the date SPSS entered into the Agreement because SPSS had no further obligations to Systat under the Agreement. Moreover, there were no circumstances which would provide Systat with a right of return on any of the $13 million when paid.

     SPSS did fulfill all obligations to Systat as of date of the Agreement. While, from a legal point of view, SPSS maintained significant continuing involvement with the Sigma-Series Product Line subsequent to the sale, this continuing involvement was solely contingent upon Systat's success in contract execution. Specifically, SPSS's continuing involvement resulted from the following:

     o In connection with the Sigma-Series Transaction, SPSS had granted Systat a three-year license for the Sigma-Series Product Line (the "3-Year License"). During the 3-Year License, SPSS remains the licensee of certain third party products embedded in the Sigma-Series Product Line and maintains legal liability with regard thereto. If Systat were to misuse or perform some other illegal act with regard to these third party products, SPSS would be liable for Systat's actions. SPSS did not transfer the legal rights to the license for the embedded products because these third party products are inextricably linked to SPSS's ability to operate the business associated with the Sigma-Series Product Line if either Systat does not exercise its purchase option or SPSS has to terminate the Agreement due to nonperformance.

     o Unless and until Systat exercises its purchase option, SPSS remains the legal owner of the Sigma-Series Product Line. SPSS is the party that entered into maintenance agreements with customers of the Sigma-Series Product Line. As the legal owner of the Sigma-Series Product Line and the contractual maintenance provider, SPSS is required to intervene if Systat failed to satisfy certain obligations to the customers of the Sigma-Series Product Line. For example, if Systat fails to provide maintenance to the customers of the Sigma-Series Product Line, such action would constitute a breach of the Agreement. If Systat does not cure this breach within the requisite 30-day period, SPSS would be able to terminate Systat's rights under the Agreement. SPSS would then be required to continue all legal obligations with regard to the Sigma-Series Product Line and the customers of the Sigma-Series Product Line.

     It is important to note that SPSS maintains its continuing involvement described above from a legal point of view, and that this continuing legal obligation exists regardless of the fact that SPSS sold all of the assets related to the Sigma-Series Product Line to Systat. As provided by the Sigma-Series Transaction, in addition to granting the 3-Year License, the Agreement provided for the sale to Systat of all assets related to the business

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     surrounding the Sigma-Series Product Line. Pursuant to the Agreement, SPSS
     sold the following assets to Systat: (i) furniture in the SPSS Germany office that was owned by SPSS, (ii) computer and telephone equipment in the California facility and Germany office, (iii) SPSS's rights and obligations with respect to certain employees located in Germany and California and
     (iv) SPSS's rights and obligations under the lease to the office space located in Germany. SPSS also transferred to Systat all rights and obligations with respect to customers and personnel and all fixed assets related to the Sigma-Series Product Line. Accordingly, pursuant to the Agreement, Systat assumed all responsibilities for the marketing and sales of the Sigma-Series Product Line as well as its ongoing development and technical support. Therefore, as stated above, while SPSS maintained continuing involvement with the Sigma-Series Product Line subsequent to this sale, this continuing involvement was solely contingent upon Systat's success in contract execution.

     While SPSS concluded that it maintained this significant continued involvement, there were no circumstances that would result in a return of all or a portion of the cash paid or to be paid by Systat. Moreover, consistent with SFAS No 5, Accounting for Contingencies, SPSS believed that, at the date of the Agreement and subsequent periods, SPSS's likelihood of being required to intervene to provide maintenance was deemed to be remote because Systat was already a software company that had procedures in place for supporting, selling and maintaining software products. Because SPSS concluded the likelihood to provide maintenance on Systat's behalf was remote, SPSS did not include liability provision for any potential customer maintenance on Sigma-Series Product Line.

     Since both of the gain recognition criteria factors were satisfied, SPSS concluded that the gain on the sale of the Sigma-Series Product Line should be recognized in November 2003 and that the transaction resulted in the essential culmination of the earnings process.

     In evaluating its position, SPSS also considered the "SEC Staff Accounting
     Bulletin: Codification of Staff Accounting Bulletins," Topic 5(E), Accounting for Divestiture of a Subsidiary or Other Business Operation. In particular, Topic 5(E) provides the following:

               "In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.

               When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of director, or other involvement in the continuing operations of the business entailing business risks or managerial authority similar to that of ownership.

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               Other circumstances may raise questions concerning whether the incidents of ownership have, in substance, been transferred to the buyer. These include:

               o Absence of significant financial investment in the business by the buyer, as evidenced, for instance, by a token down payment;

               o Repayment of debt which constitutes the principal consideration in the transaction is dependent on future successful operations of the business; or

               o The continued necessity for debt or contract performance guarantees on behalf of the business by the seller."

     In the factual example set forth in Topic 5(E), the buyer did not make a significant financial investment in the business, and the selling company both remained contingently liable for performance obligations and made certain debt and contract performance guarantees. The SEC concluded that accounting for the transaction as a divestiture did not reflect its economic substance and was not appropriate. The facts surrounding the Sigma-Series Transaction are entirely distinguishable from the factual example set forth in Topic 5(E).

     In the Sigma-Series Transaction, Systat immediately made a significant financial investment in the Sigma-Series Product Line. As noted above, in connection with the execution of the Agreement, Systat paid $9 million, or 69%, of the $13 million owed to SPSS under the Agreement. In addition, pursuant to the terms of the Agreement, SPSS correctly anticipated that within the first two months after the date of the Agreement, Systat would pay to SPSS an additional $2 million (for a total of $11 million, or 85%, of the $13 million owed). Finally, pursuant to the terms of the Agreement, SPSS correctly anticipated that within one year after the date of the Agreement, Systat would pay to SPSS an additional $1 million (for a total of $12 million, or 92%, of the $13 million owed). Further, SPSS fully transferred the rewards, the associated risks and the other incidents of ownership to Systat with certainty at the date of the Agreement. As stated above, SPSS sold to Systat all of the assets related to the business surrounding the Sigma-Series Product Line, all rights and obligations with respect to customers and personnel and all fixed assets related to the Sigma-Series Product Line. Systat assumed all responsibilities for the marketing and sales of the Sigma-Series Product Line as well as its ongoing development and technical support. Therefore, as stated above, while SPSS maintained continuing involvement with the Sigma-Series Product Line subsequent to the sale from a legal point of view, this continuing involvement was solely contingent upon Systat's success in contract execution. There were no circumstances that would result in a return of all or a portion of the cash paid or to be paid by Systat and SPSS did not incur any debt or contract performance guarantees. Accordingly, SPSS concluded that the gain on sale from the Sigma-Series business should be recognized at the time (November 5, 2003) that SPSS entered into the Agreement with Systat because this was the date that the transaction resulted in the culmination of the earnings process.


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Kindly direct any questions you may have to the undersigned at (312) 750-3501.
Any additional comments may be sent via facsimile to the undersigned at (312) 920-7249. Thank you.

Very truly yours,


/s/ David S. Guin

David S. Guin

cc:    Ms. April Coleman
       Mr. Thomas Ferraro
       Mr. Jack Noonan (SPSS Inc.)
       Mr. Raymond H. Panza (SPSS Inc.)
       Ms. Erin R. McQuade (SPSS Inc.)